P.E. 9/30/01

02013850

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FEB 08 2002

Report of Foreign Issuer for the Nine Months Ended September 30, 2001

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission file number: 333-12032

MOBILE TELESYSTEMS OJSC
(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation
(Address of principal executive offices)

PROCESSED
FEB 14 2002
THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

ANDERSEN

OJSC MOBILE TELESYSTEMS

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2001

TOGETHER WITH REPORT OF
INDEPENDENT PUBLIC ACCOUNTANTS

ANDERSEN

Report of Independent Public Accountants

To Mobile TeleSystems:

We have reviewed the accompanying consolidated balance sheet of Mobile TeleSystems, a Russian Open Joint-Stock Company (hereinafter "the Company"), and its subsidiaries as of September 30, 2001, and the related consolidated statements of operations for the three and the nine months periods ended September 30, 2000 and 2001, statements of cash flows for the nine months ended September 30, 2000 and 2001, and the statement of shareholders' equity for the nine months ended September 30, 2001. These financial statements are the responsibility of the management of the Company.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with accounting principles generally accepted in the United States.

Arthur Andersen ZAO

Moscow, Russia
November 10, 2001

MOBILE TELESYSTEMS

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2000 and SEPTEMBER 30, 2001

(Amounts in thousands of U.S. dollars, except share amounts)

	December 31 2000	September 30 2001 (unaudited)
CURRENT ASSETS:		
Cash and cash equivalents	$75,828	$17,194
Short-term investments	170,000	120,000
Trade receivables, net	15,817	28,443
Accounts receivable, related parties	4,937	3,400
Inventory, net	23,551	19,875
Prepaid expenses	11,268	15,651
VAT receivable	17,741	50,333
Deferred tax asset	2,071	11,594
Other current assets	8,771	5,494
Total current assets	329,984	271,984
PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation of $87,676 and $149,079, respectively	439,307	716,590
INTANGIBLE ASSETS, net of accumulated amortization of $33,648 and $46,179, respectively	57,586	73,602
LICENSES, net of accumulated amortization of $43,913 and $69,294, respectively	204,996	287,365
GOODWILL, net of accumulated amortization of $14,756 and $19,334, respectively	27,984	23,405
SUBSCRIBER ACQUISITION COSTS, net of accumulated amortization of $74,803 and $nil, respectively	27,553	—
DEBT ISSUANCE COSTS, net of accumulated amortization of $900 and $1,103, respectively	450	248
INVESTMENTS IN AND ADVANCES TO AFFILIATES	13,472	1,485
Total assets	$1,101,332	$1,374,679

The accompanying notes to financial statements
are an integral part of these statements.

MOBILE TELESYSTEMS

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2000 and SEPTEMBER 30, 2001

(Amounts in thousands of U.S. dollars, except share amounts)

	December 31 2000	September 30 2001 (unaudited)
CURRENT LIABILITIES:		
Accounts payable, related parties	$3,792	$3,510
Trade accounts payable	39,864	75,604
Deferred connection fees	14,923	20,729
Subscriber prepayments and deposits	44,610	53,901
Debt, current portion	24,000	9,825
Promissory notes payable	—	6,467
Current portion of capital lease obligation	—	12,887
Current portion of capital lease obligation, related parties	—	694
Income tax payable	15,082	34,006
Accrued liabilities	38,175	50,838
Dividends payable	1,038	3,997
Other payables	1,278	2,025
Total current liabilities	182,762	274,483
LONG-TERM LIABILITIES:		
Debt, net of current portion	23,305	31,500
Capital lease obligation, net of current portion	—	6,517
Capital lease obligation, related parties, net of current portion	—	123
Promissory notes payable	5,468	324
Deferred connection fees, net of current portion	16,630	25,581
Deferred taxes	72,083	73,312
Total long-term liabilities	117,486	137,357
Total liabilities	300,248	411,840
COMMITMENTS AND CONTINGENCIES	—	—
MINORITY INTEREST	—	7,437
SHAREHOLDERS' EQUITY:		
Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as of September 30, 2001 and December 31, 2000, 345,244,080 of which are in the form of ADS)	50,558	50,558
Treasury stock (9,966,631 common shares at cost)	(10,206)	(10,206)
Additional paid-in capital	552,030	555,150
Shareholder receivable	(49,519)	(39,984)
Retained earnings	258,221	399,884
Total shareholders' equity	801,084	955,402
Total liabilities and shareholders' equity	$1,101,332	$1,374,679

The accompanying notes to financial statements are an integral part of these statements.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2000 and 2001

(Amounts in thousands of U.S. dollars, except share and per share data)

	Three months ended September 30		Nine months ended September 30	
:	2000	2001	2000	2001
NET REVENUES				
Service revenues, net	$134,112	$246,055	$327,845	$592,024
Connection fees	4,050	5,911	10,957	15,026
Equipment sales	7,948	10,597	29,376	27,706
	146,110	262,563	368,178	634,756
COST OF SERVICES AND PRODUCTS (including related party amounts of $1,665, $1,881, $4,578 and $4,187, respectively):				
Interconnection and line rental	11,232	25,506	28,140	57,370
Roaming expenses	12,926	23,453	29,949	50,566
Cost of equipment	10,620	9,221	33,073	26,314
	34,778	58,180	91,162	134,250
OPERATING EXPENSES (including related party amounts of $2,177, $2,342, $5,501 and $8,379, respectively):	32,049	30,984	69,998	85,423
SALES AND MARKETING EXPENSES (including related party amounts of $16, $2,613 $1,250 and $7,205, respectively):	19,003	29,559	37,885	80,580
PROVISION FOR DOUBTFUL ACCOUNTS	353	1,884	2,305	2,565
DEPRECIATION AND AMORTIZATION	22,975	34,982	61,788	93,547
Net operating income	36,952	106,974	105,040	238,391
CURRENCY EXCHANGE AND TRANSLATION LOSSES (GAINS)	(460)	586	263	1,181
OTHER EXPENSES (INCOME):				
Interest income	(3,341)	(2,906)	(3,341)	(10,466)
Interest expenses, net of amounts capitalized	2,550	3,569	8,320	5,959
Other expense (income)	1,435	1,101	(260)	3,238
Total other expenses (income), net	644	1,764	4,719	(1,269)
Income before provision for income taxes and minority interest	36,768	104,624	100,058	238,479
PROVISION FOR INCOME TAXES	10,120	24,529	28,788	74,619
MINORITY INTEREST	(1,912)	1,726	(4,608)	1,329
NET INCOME before cumulative effect of a change in accounting principle	28,560	78,369	75,878	162,531
Cumulative effect on prior years (to December 31, 2000) of a change in accounting principle	—	—	—	(17,909)
NET INCOME	$28,560	$78,369	$75,878	$144,622
Weighted average number of shares outstanding	1,951,871,360	1,993,326,138	1,741,080,873	1,993,326,138
Per common share – basic and diluted:				
Net income before cumulative effect of a change in accounting principle	0.015	0.039	0.044	0.082
Cumulative effect on prior years (to December 31, 2000) of a change in accounting principle	—	—	—	(0.009)
Net Income	0.015	0.039	0.044	0.073

The accompanying notes to financial statements are an integral part of these statements.

MOBILE TELESYSTEMS

UNAUDITED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001

(Amounts in thousands of U.S. dollars, except share amounts)

	Common Stock		Treasury Stock		Additional Paid-in Capital	Shareholder Receivable	Retained Earnings	Total
	Shares	Amount	Shares	Amount				
BALANCES, December 31, 2000	1,993,326,138	$50,558	9,966,631	$(10,206)	$552,030	$(49,519)	$258,221	$801,084
Receivable from Sistema:								
Increases for interest	—	—	—	—	3,120	(3,120)	—	—
Payments from Sistema	—	—	—	—	—	12,655	—	12,655
Net income	—	—	—	—	—	—	144,622	144,622
Dividends declared	—	—	—	—	—	—	(2,959)	(2,959)
BALANCES, September 30, 2001 (unaudited)	**1,993,326,138**	**$50,558**	**9,966,631**	**$(10,206)**	**$555,150**	**$(39,984)**	**$399,884**	**$955,402**

The accompanying notes to financial statements are an integral part of these statements.

MOBILE TELESYSTEMS

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 and 2001

(Amounts in thousands of U.S. dollars)

	Nine months ended September 30	
CASH FLOWS FROM OPERATING ACTIVITIES:	2000	2001
Net income	$75,878	$144,622
Adjustments to reconcile net income to net cash provided by operating activities:		
Minority interest	(4,608)	1,329
Depreciation and amortization	61,788	93,547
Amortization of deferred connection fees	(10,957)	(15,026)
Deferred subscriber acquisition costs	(34,462)	(30,978)
Amortization of deferred subscriber acquisition costs	22,665	30,978
Cumulative effect of a change in accounting principle	—	17,909
Provision for obsolete inventory	674	2,087
Provision for doubtful accounts	2,305	2,565
Provision for other assets	(379)	—
Loan interest accrued	10,030	5,509
Loan interest paid	(6,630)	(3,472)
Lease interest accrued	—	450
Lease interest paid	—	(450)
Deferred taxes	99	(42,348)
Non-cash expenses associated with stock bonus plan	5,297	—
Changes in operating assets and liabilities:		
(Increase) Decrease in trade receivables	8,864	(10,725)
(Increase) Decrease in accounts receivable, related parties	(8,664)	1,537
(Increase) Decrease in inventory	(6,790)	2,600
(Increase) Decrease in prepaid expenses	3,515	(1,025)
Increase in VAT receivable	(7,653)	(28,081)
(Increase) Decrease in other current assets	(5,479)	3,891
Increase in trade accounts payable	185	9,918
Decrease in accounts payable, related parties	—	(282)
Increase in income tax payable	8,046	28,237
Increase in subscriber deposits and deferred income	34,702	35,947
Increase in accrued liabilities and other payables	4,012	11,256
Total adjustments	76,560	115,373
Net cash provided by operating activities	152,438	259,995

The accompanying notes to financial statements
are an integral part of these statements.

CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property, plant and equipment	(129,607)	(268,590)
Purchase of intangible assets	(26,399)	(26,979)
Decrease in short-term investments	—	50,000
Increase in investments in and advances to affiliates	(749)	(163)
Purchase of 9.5% interest in Rosico	(9,486)	—
Purchase of 30% interest in MSS	—	(311)
Purchase of Telecom XXI, net of cash acquired	—	(49,680)
Purchase of ReCom, net of cash acquired	—	(199)
Purchase of Telecom 900, net of cash acquired	—	(25,666)
Net cash used in investing activities	(166,241)	(321,588)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of capital stock, net of direct expenses	348,553	—
Capital lease obligation principal paid	—	(2,357)
Dividends paid	(14,425)	—
Proceeds from short-term debt	—	1,701
Loan principal paid	(29,749)	(8,649)
Payments from AFK Sistema	17,812	12,655
Net cash provided by financing activities	322,191	3,350
Effect of exchange rate changes on cash and cash equivalents	(132)	(391)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	308,256	(58,634)
CASH AND CASH EQUIVALENTS, at beginning of period	10,000	75,828
CASH AND CASH EQUIVALENTS, at end of period	$318,256	$17,194
SUPPLEMENTAL INFORMATION:		
Income tax paid	$12,919	$88,350

The accompanying notes to financial statements
are an integral part of these statements.

(Amounts in thousands of U.S. dollars, unless otherwise stated)

1. General

Business of the Company

MTS was created in October 1993 to design, construct and operate a cellular telecommunications network in Moscow and the Moscow region. Over the recent years the Company has expanded in 44 other regions of Russia.

MTS was originally registered on October 28, 1993 as a closed joint stock company, and began commercial operations in the middle of 1994.

In November 1993, MTS was granted a 900 MHz or GSM-900 cellular license for operation in Moscow and the Moscow region. The license gave MTS the exclusive right to operate on the GSM-900 standard for 10 years from the commencement of operations. In June 1998, MTS was granted a new license, which gave MTS the right to operate on the GSM standard up to December 2004, however exclusive operating rights were no longer guaranteed.

In 1997, MTS was granted GSM-900 cellular licenses for operations in the Tver region as well as the Kostroma region and the Komi Republic (See Note 15 Operating Licenses).

In 1998, MTS acquired controlling stakes in Rosico (80%) and RTC (100%), both Russian joint stock companies, which hold licenses to operate, respectively, GSM-1800 and GSM-900 cellular networks in Moscow, certain areas in Central and Northern Russia, the Urals and Western Siberia and GSM-900 cellular networks in certain regions in Central Russia. During 2000, MTS purchased the remaining 20% of Rosico stock.

In 1998 MTS acquired 49.9% of ReCom, a Russian joint stock company. In April 2001, MTS acquired additional 4% of the outstanding common stock of ReCom from the third party increasing its share in ReCom up to 53.9%. ReCom holds GSM –900 licenses for operations in Voronezh, Belgorod, Bryansk, Kursk, Lipetsk, and Orel regions of Russia (Note 6 Businesses Acquired).

In 1999, MTS acquired 51% of Udmurt Digital Network (UDN-900), a Russian closed joint stock company, which is licensed to operate a GSM-900 cellular network in the Udmurt region, and 100% of Amur Cellular Communications (ACC), a Russian closed joint stock company, which is licensed to operate a GSM-900 cellular network in the Amursk region.

In March 2000, MTS acquired a 51% interest in Mobilnye Sistemy Svyazi OJSC, or MSS, a Russian open joint-stock company. In April, MTS purchased 15% of MSS stock for approximately $152, increasing its share in MSS up to 66% as of September 30, 2001. MSS has License No. 5544 to operate a GSM- 900 network in the Omsk region of Russia.

(Amounts in thousands of U.S. dollars, unless otherwise stated)

In May 2001, MTS acquired 100% of the outstanding common stock of Telecom XXI, a Russian closed joint stock company, for $49,742. Telecom XXI holds GSM-900/1800 licenses for operations in St. Petersburg and ten North-western regions of Russia: Karelia Republic, Nenetsky autonomous district, Leningrad, Arkhangelsk, Vologda, Kaliningrad, Murmansk, Novgorod and Pskov regions (Note 6 Businesses Acquired).

In August 2001, MTS acquired 81% of the outstanding common stock of Telecom–900, a Russian closed joint - stock company, for $26,730. Telecom–900 is a company holding controlling interests in three Russian regional companies, namely Uraltel (Ekaterinburg) (53.175%), SCS–900 (Novosibirsk) (51%) and FECS–900 (Khabarovsk) (60%) ("the Telecom 900 Group"), which hold GSM licenses for operation in Altai republic, Ekaterinburg, Sverdlovsk, Novosibirsk and Khabarovsk regions of Russia (Notes 6 Businesses Acquired).

Reorganization

In March 2000, closed joint stock company Mobile TeleSystems was merged with RTC, MTS' wholly owned subsidiary, to create the open joint stock company Mobile TeleSystems. This corporate merger has been accounted for at historical cost in a manner similar to that in pooling of interest accounting because the merged companies were entities under common control.

Initial Public Offering

During July 2000, the Company issued additional shares in an initial public offering on the New York Stock Exchange. The Company's shares are traded in the form of American Depositary Shares (ADS). Each ADS represents 20 shares of common stock of the Company. The Company issued a total of 17,262,204 ADS, representing 345,244,080 common shares in the offering. Proceeds from the offering, net of underwriting discount, were $353 million.

(Amounts in thousands of U.S. dollars, unless otherwise stated)

Ownership

As of December 31, 2000 and September 30, 2001, MTS' shareholders and their respective percentage interests were as follows:

	December 31 2000	September 30 2001
Joint Stock Financial Corporation "Sistema" ("Sistema") ...	34.8%	34.8%
DeTeMobil GmbH ("DeTeMobil") ...	36.2%	36.2%
Vast, Limited Liability Company ("Vast") ...	3.0%	3.0%
Invest-Svyaz-Holding, Closed Joint Stock Company ...	8.0%	8.0%
ADS Holders ...	18.0%	18.0%
	100.0%	100.0%

2. Russian Environment

General

Over recent years, Russia has undergone substantial political, economic and social change. As an emerging market, Russia does not possess a well-developed business and regulatory infrastructure, which would generally exist in a more mature free market economy. As a result, operations carried out in Russia involve significant risks, which are not typically associated with those in developed markets.

Political – In recent years, Russia has been undergoing a substantial political transformation from communist party rule and a centrally controlled economy to a pluralist democracy and a market-oriented economy. The Russian political system is vulnerable to the population's dissatisfaction with reform, as well as to social and ethnic unrest.

Economic – Since August 17, 1998, Russia has experienced acute financial and economic distress. The Russian economy has been characterized by declining industrial production, significant inflation, rising unemployment, an unstable currency, high government debt relative to gross domestic product, high levels of inter-company debt and high levels of corporate insolvency.

Social – The political and economic changes in Russia in recent years have resulted in a substantial increase in social issues, including crime, labor and social unrest, and claims of official corruption.

Legal – The Russian legal system is characterized by (1) inconsistencies between and among laws, Presidential decrees, and Russian governmental, ministerial and local orders, decisions, and resolutions and other acts; (2) conflicting local, regional and federal rules and regulations; (3) the lack of judicial and administrative guidance on interpreting legislation; (4) the relative inexperience of judges and courts in interpreting legislation; and (5) a high degree of discretion on the part of governmental authorities.

Management is unable to estimate what developments may occur or the resulting effect of any such developments on MTS' financial condition or future results of operations. MTS will continue to be affected, for the foreseeable future, by the country's unstable economy. The financial statements do not include any adjustment that may result from these uncertainties.

Taxation

Russia currently has a number of laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include value added tax, corporate income tax (profits tax), a number of turnover based taxes, and payroll (social) taxes, together with others. Laws related to these taxes have not been in force for significant periods, in contrast to more developed market economies; therefore, the government's implementation of these regulations is often inconsistent or nonexistent. Accordingly, few precedents with regard to tax rulings have been established. Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters), are subject to review and investigation by a number of authorities, who are enabled by law to impose extremely severe fines, penalties and interest charges. These facts create tax risks in Russia substantially more significant than typically found in countries with more developed tax systems.

In recent years, the Russian government has initiated revisions of the Russian tax system. Effective January 1, 1999, the first part of the Tax Code was enacted. Effective January 1, 2001, the second part of the Tax Code was enacted. The new tax system is generally intended to reduce the number of taxes and, thus, the overall tax burden on businesses, and to simplify the tax laws.

Generally, tax declarations remain open and subject to inspection for a period of three years following the tax year. While most of MTS' tax declarations have been inspected without significant penalties, these inspections do not eliminate the possibility of re-inspection. Accordingly, as of September 30, 2001, substantially all of the tax declarations of MTS are open to further review.

Management believes that it has adequately provided for tax liabilities in the accompanying consolidated financial statements; however, the risk remains that relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant.

3. Summary of Significant Accounting Policies

Accounting Principles

MTS maintains its accounting books and records in Russian rubles based on Russian accounting regulations. The accompanying consolidated financial statements have been prepared in order to present MTS' financial

(Amounts in thousands of U.S. dollars, unless otherwise stated)

position and its results of operations and cash flows in accordance with generally accepted accounting principles in the United States (U.S. GAAP) and expressed in terms of U.S. dollars.

Basis of Presentation

The accompanying unaudited consolidated financial statements include the accounts of MTS and its subsidiaries in which MTS has a direct controlling interest, and have been prepared in accordance with generally accepted accounting principles for interim financial information. All significant intercompany balances and transactions have been eliminated. In the opinion of management, these financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of these interim periods. Certain information and related footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted, although the Company believes the disclosures in these financial statements are adequate to make the information presented not misleading. The results of operations for the interim periods shown are not necessarily indicative of the results for any future interim period or for the entire fiscal year. These financial statements should be read in conjunction with the audited financial statements and notes thereto, included in the Company's Form 20-F for the year ended December 31, 2000.

As of December 31, 2000 and September 30, 2001, MTS has investments in the following Russian legal entities:

	Accounting Method	December 31 2000	September 30 2001
Rosico	Consolidated	100.0%	100.0%
ReCom	Consolidated	49.9%	53.9%
MTS-Komi Republic (MTS-RK)	Equity	26.0%	26.0%
MTS-Kostroma	Equity	26.0%	26.0%
MTS-Tver (MTS-T)	Equity	26.0%	26.0%
UDN-900	Consolidated	51.0%	51.0%
ACC	Consolidated	100.0%	100.0%
MSS	Consolidated	51.0%	66.0%
MTS-NN	Consolidated	—	65.0%
Telecom XXI	Consolidated	—	100.0%
Telecom-900	Consolidated	—	81.0%

Minority interests for the nine months ended September 30, 2000 and 2001 reflect minority shareholders' interests in Rosico and ReCom and Telecom 900, respectively. During the nine months ended September 30, 2000 and 2001, the portion of the loss attributable to the minority shareholders of MSS, UDN-900 and MTS-NN was not recorded, as the balance in the minority interests account has been reduced to nil.

(Amounts in thousands of U.S. dollars, unless otherwise stated)

Leasing arrangements

The Telecom 900 Group engage in leasing operating facilities, which include switches, base stations and other cellular network equipment as well as the billing system.

The Company accounts for leases based on the requirements of Statement of Financial Accounting Standards No. 13, "Accounting for Leases". All leases were classified as capital leases.

The present value of future lease payments is reflected as a liability in the balance sheet. Amounts due within one year are classified as short term and the remaining balance as long-term liabilities. The interest rate implicit in the leases is 15%.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards ("SFAS") 133, *Accounting for derivative instruments and hedging activities*. SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific accounting criteria are met. If a derivative instrument qualifies for hedge accounting, the gains or losses from the derivative may offset results from the hedged item in the statement of operations or other comprehensive income, depending on the type of hedge. To adopt hedge accounting, a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

In June 2000 Financial Accounting Standards Board issued SFAS 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133.* This Statement amends the accounting and reporting standards of Statement 133 for certain derivative instruments and certain hedging activities. SFAS 137 delayed the effective date of SFAS 133 to fiscal years beginning after June 15, 2000.

MTS adopted SFAS 133 effective January 1, 2001. SFAS 133 and SFAS 138 have not had a material effect on MTS' consolidated balance sheet or its results of operations.

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS No. 141 requires intangible assets to be recognized if they arise from contractual or legal rights or are "separable", i.e., it is feasible that they may be sold, transferred, licensed, rented, exchanged or pledged. As a result, it is likely that more intangible assets will be recognized under SFAS No. 141 than its predecessor, APB Opinion No.16 although in some instances previously recognized intangibles will be subsumed into goodwill.

Under SFAS No. 142, goodwill will no longer be amortized on a straight-line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. Had

(Amounts in thousands of U.S. dollars, unless otherwise stated)

SFAS No. 142 been applied since January 1, 2000, we would not have recognized expenses related to amortization of goodwill of $6.1 million and $4.6 million for the year ended December 31, 2000 and for the nine months ended September 30, 2001, respectively. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined as a SFAS No. 131 operating segment or one level lower. Goodwill will no longer be allocated to other long-lived assets for impairment testing under SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with Accounting Principles Board Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. Under SFAS No. 142 intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives.

SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 although goodwill on business combinations consummated after July 1, 2001 will not be amortized. On adoption, the Company may need to record a cumulative effect adjustment to reflect the impairment of previously recognized intangible assets. In addition, goodwill on prior business combinations will cease to be amortized. The Company has not determined the impact that these Statements will have on intangible assets or whether a cumulative effect adjustment will be required upon adoption.

In August 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of operations. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company does not anticipate that adoption of SFAS No. 143 will have a material impact on its results of operations or its financial position.

In October 2001, FASB issued SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". Whilst it supersedes APB Opinion 30 "Reporting the Results of operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" it retains the presentation of discontinued operations but broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer

(Amounts in thousands of U.S. dollars, unless otherwise stated)

recognized before they occur. Under SFAS No. 144 there is no longer a requirement to allocate goodwill to long-lived assets to be tested for impairment. It also establishes a probability weighted cash flow estimation approach to deal with situations in which there are a range of cash flows that may be generated by the asset being tested for impairment. SFAS No. 144 also establishes criteria for determining when an asset should be treated as held for sale.

SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. The provisions of the Statement are generally to be applied prospectively. The Company currently has no plans to dispose of any operations and accordingly, does not anticipate that adoption of SFAS No. 144 will have a material impact on its results of operations or its financial position.

4. Accounting Changes

During the second quarter of 2001, the Company decided to change its accounting method regarding recognition of subscriber acquisition costs. Subscriber acquisition costs represent the direct costs paid for each new subscriber enrolled through MTS' independent dealers. Prior to the second quarter of 2001, these costs were capitalized to the extent of any revenues that had been deferred from the acquisition of a subscriber, such as connection fees charged to a subscriber to initiate call service, and amortized as a component of sales and marketing expense on a straight-line basis over the estimated average subscriber life. From the second quarter of 2001, MTS decided to expense subscriber acquisition costs as incurred. The change was made to facilitate the comparison of MTS's results with other telecommunication companies.

As a cumulative effect of this change, the remaining balance of capitalized subscriber acquisition cost as of December 31, 2000 in the amount of $17,909 (net of $9,644 in taxes) was expensed and included in income during the nine months ended September 30, 2001.

The following pro forma amounts for the three months ended September 30, 2000 and 2001 and the nine months ended September 30, 2000 and 2001 show the effect of the retroactive application of the new accounting method for recognition of subscriber acquisition costs.

	Three months ended September 30		Nine months ended September 30	
	2000	2001	2000	2001
	(In thousands of U.S. dollars, except per share amounts)			
Net income	$28,898	$78,369	$68,209	$162,531
Earnings per share, basic and diluted	$0.015	$0.039	$0.039	$0.082

5. New Investments

On January 22, 2001 MTS and certain individuals established and registered closed joint stock company Mobile TeleSystems - Nizhny Novgorod (MTS-NN) located in Nizhny Novgorod. MTS's participation in charter capital of MTS-NN is 65%. Charter capital of MTS-NN is 100,000 Rubles (approximately $3.5).

(Amounts in thousands of U.S. dollars, unless otherwise stated)

6. Businesses Acquired

Telecom XXI Acquisition

The Telecom XXI acquisition was accounted for using the purchase method of accounting. The purchase price was recorded at $49,742 and allocated at the purchase date as follows:

Current assets	$849
Non-current assets	1,321
License costs, net of allocated excess of fair value over cost	74,640
Current liabilities	(944)
Deferred taxes	(26,124)
Purchase price allocation	$49,742

ReCom Acquisition

The ReCom acquisition was accounted for using the purchase method of accounting. The purchase price was recorded at $1,011 and allocated at the purchase date as follows:

Current assets	$3,805
Non-current assets	13,435
License costs, net of allocated excess of fair value over cost	1,468
Current liabilities	(16,100)
Deferred taxes	(514)
Minority interest	(1,083)
Purchase price allocation	$1,011

During 2000 and 2001, MTS acted as the general contractor for the construction of ReCom's network. During these years, MTS delivered to ReCom network equipment, at its amortized historical cost, in the amount of $17,214. In connection with this, on January 31, 2000, ReCom issued 773 bonds to MTS, convertible under certain circumstances into common stock of ReCom. These bonds have maturities varying from 2003 to 2005. In June 2001, MTS redeemed 27 of these bonds and received approximately $500 of cash. If MTS were to exercise conversion options in full, it would become holder of up to 73.6% of the outstanding common stock of ReCom. The amount of convertible bonds and all other intercompany transactions and balances were eliminated in MTS consolidated financial statements as of September 30, 2001.

Telecom – 900 Acquisition

Telecom-900 acquisition occurred on August 10, 2001 was accounted for using the purchase method of accounting. The purchase price was recorded at $27,630 and allocated at the purchase date as follows:

Current assets	$12,137
Non-current assets	28,529
License costs, net of allocated excess of fair value over cost	31,644
Current liabilities	(23,195)
Non-current liabilities	(8,866)
Deferred taxes	(7,594)
Minority interest	(5,025)
Purchase price allocation	$27,630

Starting from the acquisition date all operations of Telecom – 900 were included in to consolidated financial statements of MTS.

Pro Forma Results of Operations

The following unaudited pro forma financial data for the three months ended September 30, 2000 and 2001 and for the nine months ended September 30, 2000 and 2001 give effect to the acquisition of ReCom, Telecom XXI and Telecom 900 as if it had occurred at the beginning of the respective years.

	Three months ended September 30		Nine months ended September 30	
	2000	2001	2000	2001
	(In thousands of U.S. dollars except per share amounts)			
Net revenues	$151,639	$269,726	$384,762	$667,784
Net operating income	39,075	109,836	111,482	252,172
Net income	29,288	78,868	78,099	150,667
Earnings per share, Basic and Diluted	$0.015	$0.040	$0.045	$0.076

(Amounts in thousands of U.S. dollars, unless otherwise stated)

7. Property, Plant and Equipment

The net book value of leased property, plant and equipment as of December 31, 2000 and September 30, 2001 under capital leases was comprised as follows:

	September 30 2001 (unaudited)
Network and base station equipment	$28,266
Office equipment, computers and software	1,849
Property, plant and equipment, at cost	30,115
Accumulated depreciation	(9,016)
Fixed Assets under capital lease, net	$21,099

Depreciation expenses during the three months ended September 30, 2000 and 2001 and nine months ended September 30, 2000 and 2001 amounted to $nil, $391, $nil and $391, respectively.

The net book value of other property, plant and equipment as of December 31, 2000 and September 30, 2001 was comprised as follows:

	December 31 2000	September 30 2001 (unaudited)
Network and base station equipment	$387,664	$472,666
Leasehold improvements	6,720	37,956
Office equipment, computers and software	21,134	34,884
Buildings	12,301	24,663
Vehicles	2,725	4,143
Property, plant and equipment, at cost	430,544	574,312
Accumulated depreciation	(87,676)	(140,063)
	342,868	434,249
Equipment for installation	61,214	181,733
Construction in progress	35,225	79,509
Property, plant and equipment, net	$439,307	$695,491

(Amounts in thousands of U.S. dollars, unless otherwise stated)

Depreciation expenses during the three months ended September 30, 2000 and 2001 and nine months ended September 30, 2000 and 2001 amounted to $11,095, $18,772, $28,267 and $50,888, respectively.

8. Deferred Connection Fees

The change in deferred connection fees for the nine months ended September 30, 2001 was as follows:

	September 30
	2001
	(unaudited)
Balance at beginning of year	$31,553
Payments received and deferred during the period	29,783
Amounts amortized and recognized as revenue during the period	(15,026)
Balance at end of period	$46,310

9. Debt

Ericsson Debt Restructuring

In December 1996, Rosico entered into a credit agreement with Ericsson Project Finance AB ("Ericsson") that provided for a credit facility with an aggregate principal amount of $60,000 and had a maximum term of five years. The loan was repayable in ten equal consecutive quarterly payments of $6,000 commencing on the date falling 33 months after the date of first advance but not later than five years from disbursement of the first advance. The amounts advanced under the agreement bear interest of LIBOR plus 4, the overdue amount bears interest at a rate of an additional 6% per annum.

Concurrent with the Company's acquisition of Rosico, Sistema agreed to fund the full and timely repayment of the Ericsson Loan and to indemnify Rosico and MTS for any costs incurred by either of Rosico or MTS in connection with the repayment of the Ericsson Loan.

At December 31, 2000 and September 30, 2001, $42 million and $35.1 million were outstanding, respectively, under the Ericsson Loan at an interest rate then in effect of 10.0% and 7.6%, respectively. Interest payable on the Ericsson Loan as of December 31, 2000 and September 30, 2001 is $431 and $793, respectively, and is included in accrued liabilities.

(Amounts in thousands of U.S. dollars, unless otherwise stated)

On July 24, 2001 MTS, Rosico and Ericsson signed an amendment to the credit agreement rescheduling Rosico principal payments in nineteen consecutive quarterly installments.

The following table presents a schedule by years of principal amount repayments as of September 30, 2001:

	September 30 2001 (unaudited)
Payments due in the year ended September 30	
2002	$3,600
2003	6,300
2004	8,100
2005	10,800
2006	6,300
	$35,100

Rosico will also pay to Ericsson a refinancing fee in the amount of $540.

Inkombank credit facility

In August 1997, MSS entered into a rollover credit facility with OJSC "AB Inkombank" ("Inkombank") for the purposes of financing GSM-900 network development. The credit facility in the amount up to $12 million was granted to MSS with the final repayment date no later than March 31, 2002. The amount advanced under the agreement bears interest of 16% per annum. Default interest is 32% per annum. Under the term of agreement the amount of assets pledged is $4 million.

At September 30, 2001, the amount of principal outstanding was $5.3 million. Interest payable on the credit facility as of September 30, 2001, was $2.9 million. Interest payable is included in accrued liabilities.

(Amounts in thousands of U.S. dollars, unless otherwise stated)

10. Capital lease obligations

The following table presents a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of September 30, 2001:

	September 30 2001 (unaudited)
Payments due in the year ended September 30	
2002	$15,514
2003	6,006
2004	1,588
Total minimum lease payments (undiscounted)	23,108
Less: Amount representing interest (1)	(2,887)
Present value of net minimum lease payments	20,221
Less current portion of lease payable	(13,581)
Non-current portion of lease payable	$6,640

11. Promissory Notes Payable

Current promissory notes primarily represent MSS' outstanding notes payable to Motorola Inc. for the delivery and installation of GSM-900 cellular equipment in the Omsk region. Promissory notes in the amount of $5,468 were issued in April 1999. MSS has other amounts payable to Motorola Inc. for the delivery of cellular equipment totaling $1,101and included in the accompanying balance sheets as other payables

12. Dividends Payable

On June 29, 2001, MTS' shareholders approved declared by MTS' board of directors final dividends for 2000 of 0.24 rubles per share on shares issued in the form of ADS. As of December 31, 2001, final dividends expected to be paid total approximately $3 million.

13. Income Tax

Change in Russian Tax Legislation

In August 2001, a new law regarding taxation of income became effective. Under that law, effective from January 1, 2002, the statutory income tax rate will be 24%. This reduction in the statutory income tax rate resulted in the recognition of a net deferred tax benefit of approximately $25 million in the third quarter of 2001.

(Amounts in thousands of U.S. dollars, unless otherwise stated)

14. Related Parties

Related party balances as of December 31, 2000 and September 30, 2001, were comprised of the following:

	December 31 2000	September 30 2001 (unaudited)
Accounts receivable, related parties:		
DeTeMobil receivable for roaming	$1,082	$1,247
ReCom receivable for network equipment	3,187	—
ReCom receivable for telecommunication services	425	—
Invest-Svyaz-Holding receivables	—	348
Receivables from other investee companies	243	1,805
Total accounts receivable, related parties	$4,937	$3,400
Accounts payable, related parties:		
DeTeMobil payable for consulting services	$1,970	$1,970
DeTeMobil other payables	1,308	1,198
Telmos for interconnection	411	—
MGTS for interconnection	103	342
Total accounts payable, related parties	$3,792	$3,510

Starting August 2000, MTS has been keeping certain bank and deposit accounts with Moscow Bank of Reconstruction and Development (MBRD), whose major shareholder is Sistema. As of December 31, 2000 and September 30, 2001 MTS' cash position at MBRD amounted to $51.4 million. These amounts included a time deposit and a current account in the amount of $50 million and $1.4 million, respectively. For the three months ended September 30, 2000 and 2001 and nine months ended September 30, 2000 and 2001 the related interest accrued and collected on the deposits amounted to $208, $746, $208 and $2,214, respectively, was shown as a component of interest income.

In July 2001, Rosico issued short-term promissory note to MBRD in the amount of approximately $1 million. As of September 30, 2001 this amount was included in current promissory notes.

During 2000 and 2001, Uraltel and FECS-900 signed agreements with Invest-Svyaz-Holding, a shareholder of MTS, for leasing of network equipment and a billing system. These leases were recorded as capital leases, as the ownership for all of leased property will be transferred to Uraltel and FECS-900 at the end of lease term. The present value of future lease payments is reflected as a liability in the balance sheet. Amounts due within 1 year

(Amounts in thousands of U.S. dollars, unless otherwise stated)

are classified as short term and the remaining balance as long-term liabilities. The interest rate implicit in the leases is 15%.

The following table represents the amounts related to leasing transactions with Invest-Svyaz-Holding as of September 30, 2001 and for the period from the date of acquisition of Telecom-900 on August 10, 2001 till September 30, 2001:

	September 30 2001 (unaudited)
Current portion of capital lease obligations	694
Long term portion of capital lease obligations	123
Lease payments	198
Interest expenses	12

15. Operating Licenses

In connection with providing telecommunication services, MTS and its legal predecessor have been issued various operating licenses by the Ministry of Communications (the "Ministry").

MTS' principal operating licenses are presented below.

GSM-900 Licenses

Moscow and Moscow Region — MTS has a GSM-900 cellular license (License No. 14665) for operation in Moscow and the Moscow region. The license is valid until December 2004.

Tver Region — MTS has a GSM-900 cellular license (License No. 14662) for operations in the Tver region. This license expires in April 2007.

Kostroma Region — MTS has a GSM-900 cellular license (License No. 14664) to operate in the Kostroma region. This license expires in August 2007.

Komi Republic — MTS has a GSM-900 cellular license (License No. 14463) for operations in the Komi Republic. This license expires in August 2007.

MTS has GSM-900 licenses (Licenses Nos. 14452 through 14457) covering six regions bordering the Moscow region. These licenses expire in September 2006.

(Amounts in thousands of U.S. dollars, unless otherwise stated)

In connection with the ReCom acquisition, MTS gained access to the GSM–900 licenses covering the Voronezh, Belgorod, Bryansk, Kursk, Lipetsk, and Orel regions. The license for the Orel region (License No. 10015) and other licenses (Licenses No. 10020 through 10024) expire in May 2008.

In connection with the UDN – 900 and ACC acquisition, MTS gained access to the GSM–900 licenses covering the Udmurt Republic (License No. 5964) and the Amur region (License No. 5608), respectively. These licenses expire in February 2007 and January 2007, respectively.

In connection with the MSS acquisition on March 2000, MTS gained access to GSM – 900 license (License No. 5544) covering the Omsk region of Russia.

Altai Republic — In connection with the acquisition of Telecom 900 MTS gained access to GSM-900 cellular license (License No. 18808) for operations in the Altai Republic. The License allows SCS-900 to operate from July 2001 to July 2011 provided that commencement of cellular services occurs no later than July 2002. Additionally, the license requires that the network numbering capacity achieve 800 numbers as of December 2002, 2 900 numbers as of December 2005 and 6000 numbers as of December 2010.

Ekaterinburg and Sverdlovsk Regions– In connection with the acquisition of Telecom 900 MTS gained access to GSM-900 cellular license (License No. 4817) for operations in the Ekaterinburg and Sverdlovsk regions. The license allows Uraltel to operate from August 1996 to March 2006. The license requires that the network numbering capacity achieve 300 000 numbers as of December 2006.

Khabarovsk Region – In connection with the acquisition of Telecom 900 MTS gained access to GSM-900 cellular license (License No. 5607) for operations in the Khabarovsk region. The License allows FECS-900 to operate from January 1997 to January 2007 provided that commencement of cellular services occurs no later than January 1998. Additionally the license requires the network numbering capacity achieve 4 000 numbers as of December 2001 and to be not less than 11 000 numbers as of December 2007.

GSM – 1800 Licenses

In connection with the Rosico acquisition, MTS also gained access to three GSM-1800 licenses covering Moscow and the Moscow region, 18 regions in Central Russia and 11 regions in the Northern, the Urals and Western Siberia Regions of Russia. These licenses expire in 2008.

Moscow and Moscow Region – In April 1998, Rosico was granted a GSM-1800 cellular license (License No. 10006) for operation in Moscow and the Moscow region. The license allows Rosico to operate from April 1998 to April 2008. The license requires that the installed network numbering capacity supports 100,000 numbers as of December 2001.

(Amounts in thousands of U.S. dollars, unless otherwise stated)

Central, Central Black Earth and Volga Regions – In April 1998, Rosico was granted a GSM-1800 cellular license (License No. 10007) for operation in 17 regions of Central, Central Black Earth and Volga regions of Russia as follows: Bryansk, Vladimir, Ivanovo, Tver, Kaluga, Kostroma, Orel, Ryazan, Smolensk, Tula, Yaroslavl, Belgorod, Voronezh, Kursk, Lipetsk, Tambov, Kirov and Nizhny Novgorod. Additionally, in October 2000, an amendment to this License was approved by the Ministry that allows Rosico to operate on the GSM –900/1800 standards in the territory of the Nizhniy Novgorod region. The license allows Rosico to operate from April 1998 to April 2008 provided that commencement of cellular services occurs no later than October 1999. Additionally, the license requires that the network numbering capacity achieve 20,000 numbers as of December 2001. Services under the license commenced in March 2000. Management believes that the risk that the aforementioned delay would cause the license to be revoked is remote.

Northern, Urals and Western Siberia Regions – In April 1998, Rosico was granted a GSM-1800 cellular license (License No. 10011) for operation in a total of 7 regions of the Urals region of Russia as follows: Udmurt Republic; Kurgan, Orenburg, Perm, the Komi-Permyatsk Autonomous district, Sverdlovsk and Chelyabinsk Regions in the URLs, the Komi Republic in the Northern Region of Russia; and three regions of Western Siberia as follows: Tyumen Region, and Khanty-Mansiysk and Yamalo-Nenetsk autonomous districts. Additionally, in October 2000 amendments to this License were approved by the Ministry that allow Rosico to operate on the GSM –900/1800 standards on the territory of Kirov, Perm and Chelyabinsk Regions. The license allows Rosico to operate from April 1998 to April 2008 provided that commencement of cellular services occurs no later than October 1999. Additionally, the license requires that the network numbering capacity achieve 16,000 numbers as of December 2001. Cellular services under this license had not commenced in October 1999. Other services under the license commenced in February 2000. Management believes that that the risk that the aforementioned delay would cause the license to be revoked is remote.

North-Western Region of Russia – In connection with the acquisition of Telecom XXI MTS gained access to the GSM-900/1800 cellular license (License No. 10004) for operations in St. Petersburg and ten North-Western regions of Russia: Karelia Republic, Nenetsky autonomous district, Leningrad, Arkhangelsk, Vologda, Kaliningrad, Murmansk, Novgorod and Pskov regions. The license allows Telecom XXI operate from April 1998 to April 2008 provided that commencement of cellular services occurs no later than October 2000. Additionally, the license requires that the network numbering capacity achieve 45,000 numbers as of December 2001.

Novosibirsk Region — In connection with the acquisition of Telecom 900 MTS gained access to a GSM-900 cellular license (License No. 5965) for operation in the Novosibirsk region. Additionally, in October 2000, an amendment to this License was approved by the Ministry that allows SCS-900 to operate on the GSM-1800 standards on the territory of Novosibirsk region. The License allows SCS-900 to operate from February 1997 to February 2007. The license requires that the network numbering capacity achieve 10,000 numbers as of December 2002 and 25 000 numbers as of December 2007.

When MTS commenced its operations in 1994, licenses generally contained certain provisions for unspecified fees to be paid for utilization of the frequency. Most of MTS' current licenses now provide for payments to be

(Amounts in thousands of U.S. dollars, unless otherwise stated)

made to finance telecommunication infrastructure improvements, which in the aggregate could total approximately $94,967. However, no decisions regulating the terms and conditions of such payments have been formulated. Accordingly, no payments have been made to date pursuant to any of the current licenses, which could require such payments. Further, management does not expect to be required to make additional payments. If such payments would be required in the future, management believes that it would be limited to purchasing certain equipment for its own use in the related license area.

In relation to these uncertainties, no amounts have been recorded in the accompanying financial statements.

Other Telecommunication Licenses

MTS has a License No. 14668 for fixed local and intercity telephone communication operations in Moscow and Moscow region, Tver, Kostroma regions and Komi Republic. The license allows MTS to operate until August 2004. The license requires the number of subscribers as of the end of 2004 to be greater than 30,000.

MTS also has a License No. 15282 for fixed local and intercity telephone communication operations in Vladimir, Kaluga, Pskov, Ryazan, Smolensk and Tula regions. The license expires in July 3, 2005, and specifies that the operations should commence no later than January 3, 2002. Among other requirements, the license requires the numbering capacity of network at the end of the third year of operation to be not less than 14,700 numbers.

MTS has a License No. 14666 for channel rent in Moscow and the Moscow region, Kostroma, Tver regions and Komi Republic, and a channel rent license (License No. 14680) covering Vladimir, Kaluga, Pskov, Ryazan, Smolensk and Tula regions. These licenses are valid until November 2003 and April 2004, respectively.

MTS has a License No. 14667 for data transmission services in Moscow and Moscow region, Kostroma, Tver regions and Komi Republic. License No. 14667 is valid until December 2004.

MTS has a License No. 16245 for channel rent in Ivanovo, Kirov, Nizhniy Novgorod, Yaroslavl regions, and a channel rent license (License No. 17774) covering Amur, Kurgan, Orenburg, Perm, Sverdlovsk, Tambov, Tyumen, Chelyabinsk regions, Udmurt Republic, Komi-Permyatskiy, Khanty-Mansiysk and Yamalo-Nenetsk autonomous districts. These licenses are valid until October 2005 and April 2006, respectively.

MTS also has a License No. 15403 for data transmission services in Vladimir, Kaluga, Pskov, Ryazan, Smolensk and Tula regions. The license expires on July 3, 2005.

On February 15, 2001 MTS was granted a new license No. 17333 for data transmission services in the Komi Republic and the Udmurt Republic, in 3 autonomous districts as follows: Komi-Permyatsky, Khanty-Mansiysk and Yamalo-Nenetsk, in 28 regions as follows: Amur, Belgorod, Briansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kirov, Kostroma, Kurgan, Kursk, Lipetsk, Moscow, Nizhny Novgorod, Omsk, Orenburg, Orel, Perm, Pskov, Ryazan, Sverdlovsk, Smolensk, Tambov, Tver, Tula, Tyumen, Chelyabinsk and Yaroslavl, and Moscow city. The license expires on February 15, 2006 and specifies that the operations should be commenced no later than

(Amounts in thousands of U.S. dollars, unless otherwise stated)

February 15, 2002. Among other requirements, the license requires the numbering capacity of network at the end of operating license period to be not less than 1,000 numbers and to be not less than 100 numbers at the end of 2002.

On January 25, 2001 MTS was granted a new License No. 17169 for video conference services in the Komi Republic and the Udmurt Republic, in 3 autonomous districts as follows: Komi-Permyatsky, Khanty-Mansiysk and Yamalo-Nenetsk; in 28 regions as follows: Amur, Belgorod, Briansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kirov, Kostroma, Kurgan, Kursk, Lipetsk, Moscow, Nizhny Novgorod, Omsk, Orenburg, Orel, Perm, Pskov, Ryazan, Sverdlovsk, Smolensk, Tambov, Tver, Tula, Tyumen, Chelyabinsk and Yaroslavl, and Moscow city. The license expires on January 25, 2006 and specifies that the operations should be commenced no later than January 25, 2002. Among other requirements, the license requires the numbering capacity of network at the end of operating license period to be not less than 24 numbers and to be not less than 2 numbers at the end of 2002.

In connection with the ReCom acquisition, MTS gained access to ReCom licenses No 14113 and 14024 for data transmission services and channels rent, respectively, in Voronezh, Belgorod, Bryansk, Kursk, Lipetsk and Orel regions. The licenses expire in December 2004.

In connection with the acquisition of MSS MTS gained access to MSS License No. 8957 for fixed local telephone communication operations in the Omsk region. The license expires in December 2007 and specifies that the network numbering capacity to achieve 14 000 numbers at the end of the third year of operation and to be not less than 20 000 numbers as of December 2002.

In connection with the acquisition of Telecom 900 MTS gained access to Uraltel License No. 9476 for channel rent in Ekaterinburg and Sverdlovsk region. The license expires in March 2003. The license requires the network numbering capacity to achieve 1 176 numbers at the end of the third year of operation, and to be not less than 1 680 numbers at the end of operating license period.

In connection with the acquisition of Telecom 900 MTS gained access to SCS-900 License No. 11843 for channel rent in the Novosibirsk region. The license expires in April 2004 and specifies that the network numbering capacity to achieve 9 240 numbers at the end of the third year of operation, and to be not less than 13 200 numbers at the end of operating license period.

In connection with the acquisition of Telecom 900 MTS gained access to URALTEL License No. 15486 for data transmission services in Ekaterinburg and Sverdlovsk regions license expires in July 2005 and specifies that the numbering capacity at the end of operating license period to be not less than 2 500 numbers and to be not less than 1 500 numbers at the end of 2001.

In connection with the acquisition of Telecom 900 MTS gained access to SCS-900 License No. 17810 for data transmission services in the Novosibirsk region. The license allows SCS-900 to operate from April 2001 to April

(Amounts in thousands of U.S. dollars, unless otherwise stated)

2006 and specifies that the network numbering capacity at the end of operating license period to be not less than 150 000 numbers and to be not less than 50 000 numbers at the end of 2002.

In connection with the acquisition of MSS MTS gained access to MSS License No. 17152 for data transmission services in the Omsk region. The license allows MSS to operate from January 2001 to January 2006 provided that commencement of cellular services occurs no later than January 2002. Additionally the license requires the network numbering capacity to achieve 350 numbers at the end of the third year of operation and to be not less than 500 numbers at the end of operating license period.

In connection with the acquisition of MSS MTS gained access to MSS License No. 17030 for channel rent in the Omsk region. The license expires in April 2006 and specifies that the network numbering capacity to achieve 350 numbers at the end of the third year of operation and to be not less than 500 numbers at the end of operating license period.

In connection with the acquisition of Telecom 900 MTS gained access to FECS-900 License No. 17765 for channel rent in the Khabarovsk region. The license allows FECS-900 to operate from April 2001 to April 2006 provided that commencement of cellular services occurs no later than April 2002.

Recorded values of licenses acquired

	September 30 2001 (unaudited)
Moscow license area (Rosico)	$227,025
North-Western region (Telecom XXI)	74,640
Five regions of Asian Russia (Telecom-900)	31,644
Seven regions of European Russia (RTC)	19,503
Six regions of European Russia (ReCom)	1,468
Other	2,379
Less: accumulated amortization	(69,294)
Total licenses, net	$287,365

16. Commitments and Contingencies

Commitments

As of September 30, 2001, authorized expenditures for the purchase of property, plant and equipment during 2001 totaled approximately $312 million. Of this total, approximately $130 million has been contractually committed primarily for the expansion of MTS' cellular network.

(Amounts in thousands of U.S. dollars, unless otherwise stated)

Negative Net Equity of Rosico

In accordance with Russian legislation, joint stock companies must maintain a level of equity (net assets) that is greater than the charter capital. In the event that a company's equity (net assets), as determined under Russian accounting legislation, falls below certain minimum levels, specifically below zero, such company can be forced to liquidate.

During 2000 and 2001, Rosico reported significant losses in its financial statements compiled in accordance with Russian accounting legislation. As a result, at December 31, 2000 and September 30, 2001, Rosico reported a deficit in equity (negative net equity) in its financial statements compiled in accordance with Russian accounting legislation.

17. Subsequent Events

Acquisition of additional share in MSS

During 2001, MTS made payments of $311 in cash to acquire an additional 30% of shares in MSS, increasing its share in MSS to 81%. MTS finalized the acquisition in October 2001.

Acquisition of Novitel

On October 22, 2001 MTS acquired 51% of the outstanding common stock of Novitel, Russian closed joint -stock company, for the total amount of $1,426 in kind. Novitel is a dealer of mobile phones and accessories. This acquisition will be accounted for by the purchase method in the fourth quarter of 2001.

GSM-900/1800 license to operate in Belarus

In September 2001, MTS was informed that it had won a tender initiated by the Telecommunications Ministry of the Republic of Belarus for a GSM-900/1800 license to operate in Belarus. Clarifications of the terms to obtain the license have been issued subsequent to September 30, and continue to be issued. MTS has currently signed a memorandum of understanding of the terms of the license, under which it will be obliged (i) to form a joint venture company, in which it will own 49%, together with the government of Belarus and a Belarus state-owned entity, and contribute approximately $2.5 million to the entity's capital; (ii) to make a one-time payment of $10 million to the government of Belarus; and (iii) to pay $6 million in annual installments of $1.2 million from 2003 to 2007. In addition, the joint venture company will be required to pay to the government of Belarus a one-time fee of $5 million and an annual fee of $60 thousand. Once the joint venture company receives its license, it will be valid for ten years, after which it may be prolonged for two additional five-year periods. This acquisition will be accounted for by the purchase method in the fourth quarter of 2001.

Dresdner Bank Loan to Telecom XXI

In November 2001, Telecom XXI borrowed $3 million from Dresdner Bank CJSC, which will become due in November 2002. This amount bears interest of LIBOR plus 3.2% per annum. Current default interest is 12% per annum.

International Moscow Bank Loan to Telecom XXI

In November 2001, Telecom XXI entered into a credit facility with the International Moscow Bank to borrow up to $15 million. Amounts borrowed under the credit facility must be repaid within two months of the first disbursement under the credit facility and will bear interest of LIBOR plus 3.1% per annum. Default interest is 7.9% per annum.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By: ______*______
Name: Mikhail Smirnov
Title: President

Date: **February 6, 2002**

* By: ____________________ Attorney-in-fact
Name: Alexei N. Buyanov
Title: Vice-President of
Investment and Securities